Exhibit 3.3

CERTIFICATE OF AMENDMENT OF

FOURTH AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

SEATTLE GENETICS, INC.

SEATTLE GENETICS, INC., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, hereby certifies that:

FIRST: The name of the Corporation is Seattle Genetics, Inc. (the “Corporation”).

SECOND: The date of filing of the original Certificate of Incorporation of the Corporation with the Secretary of State of the State of Delaware was July 15, 1997.

THIRD: The Board of Directors of the Corporation, acting in accordance with the provisions of Sections 141 and 242 of the General Corporation Law of the State of Delaware, adopted resolutions amending its Fourth Amended and Restated Certificate of Incorporation as follows:

Article IV(A) of the Corporation’s Fourth Amended and Restated Certificate of Incorporation be, and it hereby is, amended and restated to read in its entirety as follows:

“(A) This Corporation is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares which the Corporation is authorized to issue is Two Hundred Fifty-Five Million (255,000,000) shares, each with a par value of $0.001 per share. Two Hundred Fifty Million (250,000,000) shares shall be Common Stock and Five Million (5,000,000) shares shall be Preferred Stock.”

FOURTH: The foregoing amendment was submitted to the stockholders of the Corporation for their approval, and was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, SEATTLE GENETICS, INC. has caused this Certificate of Amendment to be signed by its President and Chief Executive Officer this 20th day of May, 2011.

SEATTLE GENETICS, INC.

By:	/s/ Clay B. Siegall
Clay B. Siegall
President and Chief Executive Officer